SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2017 (Report No. 2)

Commission File Number: 0-27466

NICE LTD.

(Translation of Registrant's Name into English)

13 Zarchin Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1 NICE Provides the First Voice-Based Authentication Solution at a Domestic Bank in Indonesia, Dated October 02, 2017.

99.2 NICE Infuses Forecasting with Artificial Intelligence, Taking its Workforce Management Solution to the Next Level, Dated October 04, 2017.

99.3 NICE Accelerates Voice of Customer Innovation with Powerful New VoC Offering, Dated October 09, 2017.

99.4 NICE Introduces New Machine Learning Capabilities to Drive the Next Evolution of Cognitive Process Automation, Dated October 10, 2017.

99.5 NICE Revolutionizes Workforce Management Allowing Organizations to Easily Transform to Adaptive Workforce Engagement, Dated October 11, 2017.

99.6 Top Analyst Firm Confirms: NICE a Leader in Biometric Authentication and Fraud Detection Market, Dated October 16, 2017.

99.7 An Insider's Look at Financial Crime:  Former U.S. Attorney Preet Bharara, and "Madoff' Author Diana B. Henriques, Headline NICE Actimize's 2017 ENGAGE Client Forum, Dated October 17, 2017.

99.8 NICE inContact Recognizes DEVone Partner Companies Who are Reinventing CXone User Experiences, Dated October 19, 2017.

99.9 For Third Consecutive Year, NICE inContact Again Recognized as a Leader in Gartner Magic Quadrant for Contact Center as a Service, North America, Dated October 23, 2017.

100.0 NICE Recognized as Global Market Share Leader for Speech Analytics, Dated October 25, 2017.

100.1 NICE Actimize-PwC Joint Survey: 83% of Financial Services Organizations Find Customer Authentication Experience Key Driver In Omni-Channel Authentication Management, Dated October 26, 2017.

100.2 NICE Remains No. 1 Contact Center Workforce Optimization Vendor as it Expands its Market Share, Dated October 31, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE LTD.

By:	/s/ Yechiam Cohen
Name: Yechiam Cohen
Title: Corp. VP, General Counsel

Dated: November 6, 2017

EXHIBIT INDEX

CONTENTS

99.1 NICE Provides the First Voice-Based Authentication Solution at a Domestic Bank in Indonesia, Dated October 02, 2017.

99.2 NICE Infuses Forecasting with Artificial Intelligence, Taking its Workforce Management Solution to the Next Level, Dated October 04, 2017.

99.3 NICE Accelerates Voice of Customer Innovation with Powerful New VoC Offering, Dated October 09, 2017.

99.4 NICE Introduces New Machine Learning Capabilities to Drive the Next Evolution of Cognitive Process Automation, Dated October 10, 2017.

99.5 NICE Revolutionizes Workforce Management Allowing Organizations to Easily Transform to Adaptive Workforce Engagement, Dated October 11, 2017.

99.6 Top Analyst Firm Confirms: NICE a Leader in Biometric Authentication and Fraud Detection Market, Dated October 16, 2017.

99.7 An Insider's Look at Financial Crime:  Former U.S. Attorney Preet Bharara, and "Madoff' Author Diana B. Henriques, Headline NICE Actimize's 2017 ENGAGE Client Forum, Dated October 17, 2017.

99.8 NICE inContact Recognizes DEVone Partner Companies Who are Reinventing CXone User Experiences, Dated October 19, 2017.

99.9 For Third Consecutive Year, NICE inContact Again Recognized as a Leader in Gartner Magic Quadrant for Contact Center as a Service, North America, Dated October 23, 2017.

100.0 NICE Recognized as Global Market Share Leader for Speech Analytics, Dated October 25, 2017.

100.1 NICE Actimize-PwC Joint Survey: 83% of Financial Services Organizations Find Customer Authentication Experience Key Driver In Omni-Channel Authentication Management, Dated October 26, 2017.

100.2 NICE Remains No. 1 Contact Center Workforce Optimization Vendor as it Expands its Market Share, Dated October 31, 2017.